UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Shareholder Loan Conversions Completed

On June 30, 2026, Polestar Automotive Holding UK PLC (“Polestar”) completed the previously announced conversions of certain outstanding amounts under its loan agreements with each of Geely Sweden Automotive Investment B.V., an indirect subsidiary of Geely Sweden Holdings AB (“Geely”), and Snita Holding B.V., a subsidiary of Volvo Car Corporation (“Snita”), into Polestar equity. Approximately USD 300 million of the outstanding principal and interest owed by Polestar to Geely under the Term Facility Agreement, dated November 8, 2023, was converted into 15,511,892 Class A American Depositary Shares (“Class A ADS”), pursuant to the Conversion Agreement, dated December 19, 2025, between Polestar and Geely. Approximately USD 66 million of the outstanding principal owed by Polestar to Snita under the Term Facility Agreement, dated November 3, 2022, as amended, was converted into 3,864,300 Class A ADS, pursuant to the Conversion Agreement, dated March 31, 2026, between Polestar and Snita.

Green Trade Finance Facility Increase

Following the completion of the relevant syndicate loan documentation, the Green Trade Finance Facility (“TFF”) has been increased by an additional EUR 50 million to EUR 450 million provided by Fubon Bank (Hong Kong) Limited, a new member to the TFF syndicate.

A copy of the press release announcing the completion of the conversions and the increase in the TFF is attached hereto as Exhibit 99.1.

This Report on Form 6-K, except Exhibit 99.1, shall be deemed to be incorporated by reference into Polestar’s registration statement on Form S-8 (File No. 333-267146), registration statement on Form F-3 (File No. 333-266101) and registration statement on Form F-3 (File No. 333-274918) and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Polestar Automotive Holding UK PLC, dated July 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: July 1, 2026	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: July 1, 2026	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer